CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed the entire S-1 filing statement for International Land Alliance, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their initial Registration Statement pertaining to the registration of 2,730,000 shares of common stock of International Land Alliance, Inc of our Audit Report dated February 2, 2016 with respect to the financial statements of International Land Alliance, Inc. as of September 30, 2015 and for the period of the Company’s Inception (September 30, 2013), through September 30, 2015. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ K .Brice Toussaint

[Dallas Texas]

[February 2, 2016]